SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ____________

                                  SCHEDULE 13D

                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
             1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                            (AMENDMENT NO.          )


                              CHINA AUTOPARTS, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                    16936U108
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                                 (CUSIP Number)

                               Darren Ofsink, Esq.
                             Guzov Ofsink Flink, LLC
                               600 Madison Avenue
                            New York, New York 10022
                             Tel. No. (212) 371-8008
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 13, 2004
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             (Date of Event Which Requires Filing of This Statement)
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          If the filing person has previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
..

                   Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 10 Pages)

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CUSIP NO.

16936U108                             13D              PAGE  2  OF  10  PAGES
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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Li Yungao
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)       /  /
            (b)      /  /
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS*
                OO
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)    / /
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                     Peoples Republic of China
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   NUMBER OF       7    SOLE VOTING POWER
     SHARES                        0
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
    PERSON
     WITH
--------------------------------------------------------------------------------
                   8    SHARED VOTING POWER
                                   6,636,366
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                   9    SOLE DISPOSITIVE POWER
                                   0
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                   10   SHARED DISPOSITIVE POWER
                                   8,272,728
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     8,272,728
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     91.0%
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   14    TYPE OF REPORTING PERSON*
                     HC
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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

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CUSIP NO.
16936U108                             13D              PAGE  3  OF  10  PAGES
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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Double Unity Investments Limited
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)    /  /
           (b)    /  /
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
                OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)  /  /
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                     British Virgin Islands
--------------------------------------------------------------------------------
   NUMBER OF       7    SOLE VOTING POWER
     SHARES                        0
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                   8    SHARED VOTING POWER
                                   6,636,366
--------------------------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                   8,272,728
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     8,272,728
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     91.0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
                     CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

      (a) This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of China Autoparts, Inc., a Delaware corporation (the "Company").

      (b) The principal executive offices of the Company are located at 276 Fifth Avenue, Suite 703, New York, New York 10001.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a) This Statement on Schedule 13D is being jointly filed by Li Yungao ("Li") and Double Unity Investments Limited, a British Virgin Islands company ("Double Unity" and collectively with Li, the "Reporting Persons").

      (b) The business address of each of the Reporting Persons is 4009 Gloucester Tower, 11 Pedder Street, Central, Hong Kong, China.

      (c) Li is the Chairman and CEO of the Company and the sole director and shareholder of Double Unity, and may therefore be deemed to beneficially own all of the securities owned by Double Unity. Double Unity is a holding company.

      (d) During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has either of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

      (e) Li is a citizen of the Peoples Republic of China ("PRC"). Double Unity is a British Virgin Islands corporation.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Double Unity was entitled to acquire an aggregate of 8,590,910 shares of Common Stock on May 13, 2004 under a Capital Stock Exchange Agreement ("Exchange Agreement") pursuant to which Double Unity transferred to the Company in exchange therefor, all of the outstanding stock of Rhohan Holdings Limited ("Rhohan") a British Virgin Islands corporation. Rhohan is a holding company for Chengdu Tonglin Industrial Casting Co., Ltd. ("Tonglin"), a PRC company that is classified as a wholly foreign owned enterprise under PRC law. Double Unity assigned to 7 persons an aggregate of 1,954,544 of the shares it was entitled to acquire under the Exchange Agreement. In connection with such assignments, 6 of the assignees, holding an aggregate of 1,636,362 shares of Common Stock, entered into Share Lock-Up Agreements with Double Unity ("Lock-Up Agreements") pursuant to which they have agreed to comply with any reasonable restriction on their sale of the shares determined by Double Unity or the Company. Such persons also have agreed without the written consent of Double Unity, not to pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of the shares, or any securities convertible into or exchangeable or exercisable for Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION.

      The Reporting Persons acquired the 8,272,728 shares of Common Stock for investment purposes only.

      Except as set forth herein, neither Reporting Person has any plans or proposals which would relate to or result in:

      (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b)   An   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g)   Changes  in  the   Company's   charter,   by-laws   or   instruments
            corresponding   thereto  or  other  actions  which  may  impede  the
            acquisition of control of the Company by any person;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (j)   Any action similar to any of those enumerated above.

      Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date hereof, each Reporting Person may be deemed to beneficially own 8,272,728 shares of the Company's Common Stock which represents approximately 91.0% of the Company's outstanding common stock.

      (b) Double Unity directly owns 6,636,366 of the shares of Common Stock referred to herein. As a result of its rights under the Lock-Up Agreements, Double Unity may also be deemed to beneficially own an aggregate of 1,636,362 additional shares of Common Stock By virtue of his being the sole director and shareholder of Double Unity, Li may also be deemed to beneficially own all of the 8,272,728 shares of Common Stock beneficially owned by Double Unity.

      (c) Except for the acquisition of 8,272,728 shares of Common Stock on May 13, 2004 pursuant to the Exchange Agreement and the Lock-Up Agreements, no transactions in the Common Stock were effected during the past sixty days by either of the Reporting Persons.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6.     CONTRACTS,   ARRANGEMENTS,  UNDERSTANDINGS  OR   RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

   Double Unity has entered into Lock-Up Agreements with 6 persons as to an aggregate of 1,636,362 shares of Common Stock. See Item 3, herein.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

1. Capital Stock Exchange Agreement dated as of April 22, 2004 among Talram Corporation, Rhohan Holdings Limited and Double Unity. Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on May 13, 2004.

2.    Form of Share Lock-Up Agreement, dated May 4, 2004

3.    Joint Filing Agreement between Li and Double Unity, dated May 31, 2004

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                   June 7, 2004
                                                   (Date)

                                                   /s/ LiYungao
                                                   ----------------------------
                                                       Li Yungao

                                        DOUBLE UNITY INVESTMENTS LIMITED

                                               By: /s/ Li Yungao
                                                   ----------------------------
                                                   Li Yungao, President